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                                                                  Exhibit (a)(9)


                                 NETEGRITY, INC.

                                  Supplement to
       Offer to Exchange All Outstanding Options Which Were Granted After
                        December 1, 1999 for New Options
                            (the "Offer Supplement")


The offer and withdrawal rights expire at 12:00 midnight, Eastern Daylight Time, on September 7, 2001, unless the offer is extended.

The Offer to Exchange All Outstanding Options which were granted after December 1, 1999 for New Options (the "Offer to Exchange") is amended and supplemented as set forth below. The item numbers listed below refer to the item numbers contained in the Offer to Exchange.

- The response to question number 7 in the Questions and Answers section of the Offer to Exchange is amended and restated.

- The last paragraph under Item 5 on page 11 of the Offer to Exchange is amended and restated.

-    Item 17 on page 26 of the Offer to Exchange is amended and restated.

Except as amended or supplemented below, the original terms and conditions of the Offer to Exchange remain in effect.

QUESTIONS AND ANSWERS

7. If you tender options in this offer, when will you receive your new options?

We do not intend to grant the new options until on or about the first business day that is at least six months and one day after the date we cancel the eligible options accepted for exchange. If we cancel accepted eligible options on or about September 9, 2001, which is the scheduled date for the cancellation of the eligible options, we expect that the new options will not be granted until on or about March 11, 2002. Our Board of Directors, by action which will be taken at a meeting or by written consent on or about six months and one day after the date we cancel the eligible options accepted for exchange, will select the grant date for the new options. The need for Board action will not significantly delay the grant of the new options You must be an employee on the date we are granting the new options in order to be eligible to receive them. (Page 11)


ACCEPTANCE OF OPTIONS FOR EXCHANGE AND ISSUANCE OF NEW OPTIONS, page 11

The last paragraph under Item 5 on page 11 of the Offer to Exchange is amended and restated as follows:

After receipt of your Election Form or your Notice to Change Election From Accept to Reject, Nicole Ouellette will e-mail the option holder a Confirmation of Receipt. However, this is not by itself an acceptance of the options for exchange. For purposes of this offer, we will be deemed to have accepted options for exchange that are validly tendered and not properly withdrawn as of the time we give oral or written notice to the option holders of our acceptance for exchange of such options, which notice may be made by press release. Subject to our rights to extend, terminate, and amend this offer, we currently expect that we will accept promptly after the expiration of this offer all properly tendered options that are not validly withdrawn. Promptly after expiration of the offer, we will send each tendering option holder a notice, which may be sent by e-mail, indicating the number of shares subject to the options that we have accepted for exchange and cancelled, and, subject to the terms and conditions of this offer, the corresponding number of shares that will be subject to the new options and the period during which we anticipate that the new options should be granted.




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MISCELLANEOUS, page 26

Item 17 on page 26 of the Offer to Exchange is amended and restated as follows:

This offer to exchange and our SEC reports referred to above contain forward-looking statements about our plans, objectives, expectations and intentions. You can identify these statements by words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "may," "will" and "continue" or similar words. You should read statements that contain these words carefully. They discuss our future expectations, contain projections of our future results of operations or our financial condition or state other forward-looking information, and may involve known and unknown risks over which we have no control. You should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. Actual events and results may differ materially from those expressed or forecast in the forward-looking statements due to the risk factors identified in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 or for other reasons.

We are not aware of any jurisdiction where the making of this offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of this offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, this offer will not be made to, nor will tenders be accepted from or on behalf of, the option holders residing in such jurisdiction.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options through this offer. You should rely only on the information in this document or documents to which we have referred you. We have not authorized anyone to give you any information or to make any representations in connection with this offer other than the information and representations contained in this document, the Cover Letter from Barry Bycoff dated August 9, 2001, the Election Form, and the Notice to Change Election from Accept to Reject. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.